UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004.

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  ____     No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____March 29, 2004_______________

Date

NEWS RELEASE	January January February 11, 2004

DRILLING TO COMMENCE - GOLDEN SUMMIT PROJECT

FAIRBANKS, ALASKA

Freegold Ventures Limited (Freegold) is pleased to report that drilling on the Golden Summit Project will commence by February 27th, 2004. Golden Summit is the subject of a recently signed Joint Venture (January 23rd, 2004) with Meridian Gold Inc. (Meridian). Meridian is a mid tier gold producer with a first rate track record of discovering, developing, and operating profitable gold mines throughout North and South America.  Meridian's gold reserves at December 31st, 2002 were estimated at 4,281,000 ounces, and its production costs are one of the lowest in the world at approximately $60US per gold ounce.

The Golden Summit Project has been divided into three project areas. Meridian may earn a 50% interest in Area's A and B by expending US $5.0 Million on exploration over 4 years, making cash payments of US$390,000 over 4 years and investing a minimum of $300,000 in private placements in Freegold by December 31st, 2004.

Exploration 2004 - Drilling to Commence February 2004

An Airborne Geophysical Survey has been flown over Areas A, B and C. Meridian has been granted a first right of refusal on Area C on terms to be agreed in exchange for funding the airborne survey. The results are currently being interpreted.

In addition to the airborne survey, Meridian has committed to an exploration program of US $650,000  ($800,000CDN) for 2004. The first part of this program will be a 1,500 metre drill program in the Cleary Hill Area which is planned for later this month.

The Cleary Hill Mine, the largest historic lode gold producer in the Fairbanks Mining District, had an estimated production of 281,000 ounces of gold at average grade of 1.3 opt. The mine last operated in 1942 at which point it was shut down by the War Powers Act. Production from the mine took place over six levels (approx. 400 vertical feet). Exploration of the mine area to date has been limited to several small drill programs undertaken by Freegold.

A 1996 drill program by Freegold returned encouraging results from the Powderhouse and Bankers stope areas of the mine, which indicated the presence of at least two mesothermal vein systems contained +0.5 opt gold over narrow widths below the old underground workings.  No drilling of significance was done in the footwall of the high-grade veins.

Continued on Page 2

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

Page 2 of 2: Freegold Ventures News: DRILLING TO COMMENCE - GOLDEN SUMMIT PROJECT

Additional, but limited, drilling carried out in subsequent years indicates that there may be zones of significant high-grade mineralization, which extend to depths well in excess of previous underground mining.  This area will be the initial focus of the 2004 drill program. Holes will be collared in the Cleary Hill area and will be designed to test the down dip extent of the known mineralization.

About Golden Summit

The Golden Summit Project is an advanced stage exploration gold project northeast of Fairbanks, Alaska. The project encompasses a number of historic high-grade gold mines most of which have not been explored or worked for over 50 years. A conservative estimate indicates the presence of some 63,000 linear feet of mineralized shear zones in and around the Golden Summit property area.  Exploration conducted during the 1980's and the 1990's focused on a bulk tonnage model. However it has become apparent that the former high-grade gold deposits constitute significant targets in themselves. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer.

Freegold is very pleased to have Meridian as a partner on the Golden Summit Project and is confident Meridian will be an excellent partner with whom to advance the Golden Summit Project.

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company with a proven track record and a mandate to explore, discover and facilitate the mining of world-class gold deposits. Freegold is focusing its exploration activities on the mineral rich state of Alaska. In addition to Golden Summit Project, Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt in the Goodpaster Mining District. The Tintina gold belt is emerging as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits.  Freegold has recently entered into an option/joint venture on the Rainbow Hill Gold Project, Alaska . Management is currently negotiating on the several other gold projects, which it expects to conclude within the next 3 - 6 months.

In addition to its Alaska gold projects Freegold holds the Union Bay Platinum project in southeast Alaska, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest primary underground producer of platinum group metals.

Freegold also holds 100% of the Almaden Gold Deposit, in Idaho, where a 1997 Feasibility Study by Watts, Griffis and McQuat (WGM) indicated a potentially mineable resource of 44,000,000 tons grading 0.021 oz/t gold. The study indicated that 526,800 ounces of gold was recoverable, by open pit mining and heap leach technology. The deposit remains open to the north and south and at depth. The study indicated an IRR of 18.9% at $364 per ounce gold.

The qualified person responsible for this news release is Curt Freeman, M.Sc. P.Geo.

Management is actively seeking Joint Venture partners further develop and explore its property portfolio. Negotiations are ongoing on several of its projects

On behalf of the Board of Directors

Harry Barr, Chairman & CEO

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

February 11, 2004

Item 3: Press Release

A Press release dated and issued February 11, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Ventures Limited is pleased to report that drilling on the Golden Summit Project will commence by February 27, 2004.

Item 5: Full Description of Material Change

See attached news release dated February 11, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 12, 2004____________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

GEOLOGIC REPORT GS04EXE-1

     EXECUTIVE SUMMARY REPORT FOR THE GOLDEN SUMMIT PROJECT, FAIRBANKS MINING DISTRICT, ALASKA

prepared for

Freegold Recovery Inc. USA.

Freegold Ventures Limited

2303 West 41st St.

Vancouver, B.C. V6M 2A3

prepared by

Avalon Development Corp.

     P.O. Box 80268

Fairbanks, AK 99708

February 10, 2004

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Freegold
VENTURES LIMITED
Toronto Stock Exchange: ITF OTCBB: FGOVF

Toronto Stock Exchange Trade Symbol: ITF
OTCBB: FGOVF

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Toll Free 1-800-667-1870 (604) 685-1870 Facsimile (604) 685-8045
E-mail: ir@freegoldventures.com
Website: www.freegoldventures.com

News Release January 20, 2004

Freegold Ventures Expands New PGE Discovery at Union Bay Project, Alaska

Highlights:

- **Diamond drilling intercepts values to 7 gpt Pt over 3.8 ft at Jaguar**
- **Recon exploration discovers +14 gpt Pt at Continental zone**
- **Recon exploration discovers new sulfide mineralization at Cannery**

The results of the 2003 program are most encouraging and suggest that the Union Bay project has potential to host significant accumulations of PGE mineralisation. The 2003 program consisted of reconnaissance sampling on the eastern, southern and western limits of the Union Bay complex, diamond saw channel sampling at Jaguar, Mt. Burnett, North, and Continental zones, and 4,490 feet of diamond drilling at North and Jaguar zones. Diamond drilling results indicated that controls on the distribution of platinum mineralisation are complex. Significant results are shown in Table 1.

The most significant new discoveries made in 2003 were at the Continental and Chevelle zones where rock sampling returned values ranging from **1 to 14 g/t Pt** (see Table 2). The discovery was followed up by preliminary sawcut sampling at Continental . Encouraging results up to **6.2g/t Pt over 3.3ft** were returned (see Table 3). The significance and extent of mineralization at these new zones is unknown, but the mineralisation is hosted by a similar rock type to the previously reported occurrences at North and Jaguar Zones lying 5km to the east.

Freegold Ventures Limited (ITF) is pleased to announce additional results from the 2003 field program at its Union Bay platinum project, in the Alexander Platinum Belt of southeastern Alaska, about 35 miles north-northwest of Ketchikan.

The Union Bay project is under option to Lonmin PLC, the world's third largest primary underground producer of platinum, which produced over 930,000 oz of platinum in 2003.

VIXEN INLET
MT BURNETT
CHEVELLE
LEXUS
NORTH
JAGUAR
CONTINENTAL
COBRA (west)
COBRA (east)
UNION BAY
CANNERY CREEK
+1,000 ppb PLATINUM IN PAN CONCENTRATES
0 Kilometers 2

A zone of Cu-Pt-Pd-bearing sulphides was discovered at Cannery Creek on the western side of the Union Bay project, close to the margin of the complex. The zone is open to the north and the east.

Results from the sampling of the Continental, Chevelle, and Cannery Creek zones were only available after the completion of the field season. Therefore, no drilling was carried out on these new discoveries in 2003.

All geochemical samples were analyzed by ALS Chemex for platinum, palladium and gold using fire assay techniques plus a multi-element suite via ICP-AES methods. The qualified person responsible for this news release is Curt Freeman, M.Sc. P. Geo.

Table 1. Significant Drill Results from North and Jaguar Zones.

* UB0101 previously reported 10/24/2001

Drillhole	From (ft)	To (ft)	Width ((ft)	Pt (ppb)	Pt (g/t)	Pd (ppb)
UB0101 North Zone*	62.9	64.6	1.7	10590	**10.59**	565
UB0302 North Zone	99.4	109.4	2.0	1300	**1.30**	19
UB0306 North Zone	382.7	386.0	3.3	1005	**1.00**	11
UB0307 North Zone	386.0	389.7	2.0	851	**0.85**	5
UB0310 Jaguar	104.0	107.8	3.8	803	**0.80**	15
UB0311 Jaguar	405.9	409.7	3.8	7010	**7.01**	143
UB0311 (check assay)	405.9	409.7	3.8	9450	**9.45**	193
UB0311 Jaguar	442.0	446.4	4.4	934	**0.93**	10

SUMMARY

     The Golden Summit project is located in a road accessible mining district with excellent land status and infrastructure. Several historic producing mines are present on the property and extensive surface exploration has been conducted on the property and on adjacent lands since 1992. Drilling conducted prior to 2000 indicated the property had potential for high-grade vein hosted resources such as those intercepted beneath the old underground workings of the Cleary Hill mine. Follow-up drilling and trenching completed in 2000, 2002 and 2003 has indicated that potential bulk mineable resources could exist within a vein swarm located between the Cleary Hill and Wyoming veins. Additional drilling, geophysics, geochemical sampling and data compilation are recommended for the project. The cost of these programs is estimated at approximately US$1,040,000.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

INTRODUCTION AND TERMS OF REFERENCE

    The following report was commissioned by Freegold Recovery Inc. USA, a subsidiary of Freegold Ventures Limited (collectively referred to here as "Freegold") to summarize the geology and mineralization of the Golden Summit gold project in Interior Alaska. Freegold first acquired an interest in the property in 1991 and has conducted exploration on the project in 1992, 1994-1998, 2000, 2002 and 2003. Avalon was involved in all of these programs and was retained to complete this summary report for Freegold. Recommended work programs are included at the end of this report.

     Unless otherwise noted, all costs contained in this report are denominated in United States dollars (US$1.00 = CDN$1.30). For purposes of this report, the term "opt" will refer to troy ounces per short ton, "gpt" will refer to grams per metric tonne. "ppb" will refer to parts per billion and "ppm" will refer to parts per million.

DISCLAIMER

    The attached report has been prepared by Avalon using public documents acquired by the author and private documents given to the author for this purpose. While reasonable care has been taken in preparing this report, Avalon cannot guarantee the accuracy or completeness of all supporting documentation. In particular, Avalon did not attempt to determine the veracity of geochemical data reported by third parties, nor did Avalon attempt to conduct duplicate sampling for comparison with the geochemical results provided by other parties. The interpretive views expressed herein are those of the author and may or may not reflect the views of Freegold.

PROPERTY DESCRIPTION AND LOCATION

    The Golden Summit project is located approximately 20 road miles north of Fairbanks, Alaska (Figure 1). The Golden Summit project consists of 14 patented Federal lode claims, 72 unpatented Federal lode claims and 190 State of Alaska mining claims covering approximately 17,820 acres (Figure 2). The claims are registered under various owners and claim names (Appendix 1). Mineral rights in this part of Alaska are administered by the State of Alaska (State claims) and the U.S. Bureau of Land Management (federal claims). Annual rents vary according to type of claim, claim size and age and are due and payable by August 31 of each year for unpatented federal mining claims and by November 30 of each year for State mining claims. Total 2003-2004 rents due for federal claims total $7,200 while rentals due on State claims total $15,640. Claim rentals are paid in lieu of annual labor for unpatented federal claims while annual work commitment on State mining claims total $2.50 per acre per year. Amounts spent in excess of these levels are bankable on State mining claims for up to four years into the future. All claims on the Golden Summit project currently are in good standing. The land on which the project is situated is zoned as Mineral Land by the Fairbanks North Star Borough, giving mineral development activities first priority use. There currently are no unusual social, political or

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

environmental encumbrances to mining on the project. Two open pit gold mines currently operate within 5 miles of the Golden Summit project, Fort Knox and True North, both operated by Kinross Gold. Other than the 14 patented mining claims (fee simple lands) the claims of the Golden Summit project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying. Survey plats for all patented mining claims are open to public inspection at the Bureau of Land Management. Freegold currently holds a valid Hardrock Exploration Permit on the project. Additional permits for future work will be acquired from the U.S. Bureau of Land Management and Alaska Department of Natural Resources on an as-needed basis.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

    Freegold acquired the right to earn a majority interest in a portion of the Golden Summit project in 1991 by entering into an option and joint venture agreement with Fairbanks-based Fairbanks Exploration Inc. By early 1997 Freegold had earned its interest and renegotiated the existing contract such that Freegold was left with a 93% interest in the property and had management control over the remaining 7% interest which was retained by Fairbanks Exploration. More recently Freegold entered into an agreement with Anglo Alaska Gold Corp. whereby it may earn a 100% interest in the 113 claim (13,020 acre) Yeager property by making cash payments totaling $225,000 over 7 years, by issuing 900,000 shares of Freegold stock over 3 years and by issuing an additional 500,000 shares once Freegold has expended over $1,000,000 in exploration expenditures. All underlying leases held by Freegold currently are in good standing.

     On January 23rd, 2004, Freegold entered into an Option/Joint Venture Agreement with Meridian Minerals Corp. Under the Agreement the Golden Summit Project was divided into 4 project areas, Areas A, B, C and D. Meridian may earn up to a 70% interest in areas A and B by putting the project into Commercial Production. Meridian may earn an initial 50% interest by completing US $5 million in exploration expenditures over 4 years, making cash payments of US $390,000 over 4 years and investing up to $300,000 in private placements in Freegold. In order to earn a 60% interest Meridian must complete an Independent Bankable Feasibility Study. In the event the Independent Bankable Feasibility Study identifies an economic resource in excess of 500,000 ounces gold, Meridian will pay to Freegold $1.00 per every economic ounce

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

     identified above the 500,000 ounces. Meridian upon placing the project into Commercial Production may earn a 70% interest. Meridian has also agreed to conduct an airborne geophysical survey over Areas A, B and C, in exchange Meridian has been granted a one year first right of refusal on Area C. Exploration expenditures for 2004 are guaranteed and total US $650,000. Freegold is the Operator until 2006.

ACCESS AND INFRASTRUCTURE

    The paved Steese Highway transects the Golden Summit property and is connected to state and privately maintained gravel roads allowing easy access to most areas of the property on a year-round basis. A high voltage electrical power line, land telephone lines, and a cellular phone net service the property. The greater Fairbanks area supports a population of approximately 75,000 and has excellent labor and services infrastructure, including rail and international airport access. Exploration and development costs in the Fairbanks area are at or below those common in the western United States.

    Elevations on the property range from 1,000 feet to over 2,200 feet. Topography in the area is dominated by low rounded hills dissected by relatively steep walled valleys. Outcrops are scarce except in man-made exposures. Vegetation consists of a tundra mat that supports subarctic vegetation (alder, willow, black spruce, aspen and birch). A variably thick layer of aeolian silt covers most of the property. Permafrost is limited to small discontinuous lenses on steep, poorly drained north-facing slopes and has posed no hindrance to past development. The climate in this portion of Alaska is dominated by 6 to 8 months of sub-freezing temperatures in winter followed by 4 to 6 months of warm summer weather. Average annual precipitation is 13 inches, mostly as snowfall.

     Mining operations can be conducted on a year-round basis and heap leach technology has been profitably employed at two locations in the district since 1985. Kinross Gold's Fort Knox gold mine, located 5 miles south of the project has produced about 2.5 million ounces of gold and operated year-around since entering commercial production in 1997. The 1.3 million ounce True North gold deposit, also operated by Kinross Gold, is located 5 miles west of the Golden Summit project and achieved commercial production in early April 2001. Combined these two operations produced approximately 400,000 ounces of gold in 2003 at a cash cost of $250 per ounce (Kinross Gold, 2003).

HISTORY

    Placer or lode gold mining has occurred almost continuously in the Golden Summit project area since gold was discovered in the district in 1902. Over 9.5 million ounces of placer gold have been recovered from the Fairbanks Mining District, of which 6.75 million ounces have been recovered from streams which drain the Golden Summit project (Freeman, 1992e). In addition, over 506,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project (Freeman and others, 1996). More than 80 lode gold occurrences have been documented in the project area. Recent exploration discoveries in the Tintina Gold Belt have underscored the potential for bulk tonnage and high-grade deposits, both of which are

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

known to exist in the Golden Summit project area (McCoy and others, 1997; Flanigan and others, 2000).

    Freegold acquired an interest in the Golden Summit project in mid-1991 and since then has conducted extensive mapping, soil sampling, trenching, rock sampling, core and reverse circulation drilling and geophysical surveys on the project (Freeman, 1991; Galey and others, 1993; Freeman and others, 1996; Freeman and others, 1998, Freeman, 2003). Over 16,000 feet of trenching have been completed along with 69,722 feet of core and reverse circulation drilling in 175 holes. A total of 7,729 soil samples have been collected. A total of 7,122 man-days of work have been completed during 9 separate work programs. Total expenditures during that period amount to $6.4 million.

GEOLOGIC SETTING

    Bedrock geology of the Fairbanks Mining District is dominated by a N60-80E trending lithologic and structural trend covering a 30-mile by 15-mile area (Robinson and others, 1990; Newberry and others, 1996). The Golden Summit project is situated in lower to middle Paleozoic metavolcanic and metasedimentary rocks of the Cleary sequence and Fairbanks Schist adjacent to a northwest trending thrust fault known as the Chatanika thrust (Figure 3). Rocks of the Fairbanks Schist and Cleary Sequences are exposed in the Cleary antiform, the northern of two northeast trending antiformal belts which form distinctive marker horizons in the mineralized portions of the district. Lithologies within the Cleary Sequence include quartzite, massive to finely laminated mafic to intermediate flows and tuffs, calc-schist, black chloritic quartzite, quartz-sericite schist of hydrothermal origin and impure marble. Lithologies in the Fairbanks Schist include quartz muscovite schist, micaceous quartzite and biotite quartz mica schist. These lithologies have been metamorphosed to the lower amphibolite facies.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Figure 3

    Rocks of the Fairbanks Schist and Cleary Sequence have been over thrust from the northeast by eclogite to amphibolite facies rocks of the Chatanika terrane (Newberry and others, 1996; Figure 3). The Chatanika terrane consists of quartz muscovite schist, carbonaceous quartzite, impure marble, garnet feldspar muscovite schist, and garnet-pyroxene eclogite that have yielded Ordovician Ar40/Ar39 age dates. Motion on the Chatanika thrust fault has been dated at approximately 130 million years (Douglas, 1997) and resulted in structural preparation of favorable host units in the Chatanika terrane and adjacent lower plate rocks.

    Intrusives in the Fairbanks district have yielded Ar 40/39 and K-Ar dates of 85-95 million years (Freeman and others, 1996). These intrusives range in composition from diorite to granite and possess elevated Rb/Sr ratios indicative of significant crustal contribution to subduction generated magmas. Several granodiorite to aplite intrusive bodies are present in the Golden Summit project area. The presence of hypabyssal intrusives and sporadic Au-W skarn mineralization in the Golden Summit project area suggests the area may be underlain by more extensive intrusive bodies similar to those on Pedro Dome and Gilmore Dome (Freeman and others, 1998). This conclusion is supported by airborne geophysical surveys (DGGS, 1995). Mineralization within the Pedro Dome, Gilmore Dome and Dolphin intrusive complexes suggests plutonic rocks pre-date mineralization.

    Rocks on the Golden Summit project are folded about earlier northwest and northeast trending isoclinal recumbent fold axes followed by an open folded N60-80E trending system

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

(Hall, 1985). Upper plate rocks of the Chatanika terrane have been affected by more intense northwest and northeast trending isoclinal and recumbent folding followed by folding along the same N60-80E trending axis which affected lower plate rocks. Lithologic packages in both the upper and lower plates are cut by steeply dipping, high angle northwest and northeast trending shear zones, some of which are mineralized (Figure 3). Airborne magnetic data in this part of the Fairbanks District indicate the presence of district scale east-west and northeast trending structures which appear to post-date N60-80E folding (DGGS, 1995). Gold mineralization on the Golden Summit project post-dates regional and district scale folding and is contemporaneous with or slightly younger than district-scale northeast trending structures and plutonic activity.

DEPOSIT TYPES

   Recent discoveries in the Fairbanks District have outlined a series of distinctive mineral occurrences which appear to be genetically related to mid-Cretaceous plutonic activity which affected a large area of northwestern British Columbia, Yukon, Alaska and the Russian Far East (Flanigan and others, 2000). This work, based on extensive geologic and structural mapping and  analytical studies (major and trace element analysis, fluid inclusion microthermometry, 40Ar/39Ar geochronology, and isotope analysis) has provided new information regarding gold metallogenesis in the Fairbanks district (Burns et al., 1991; Lelacheur et al., 1991; Hollister, 1991; McCoy et al., 1994; Newberry et al., 1995; McCoy et al., 1995). A synthesis of this information (Hart et al., 2002, McCoy et al., 1997) suggests an ore deposit model in which gold and high CO2 bearing fluids fractionate from ilmenite series, I-type mid-Cretaceous intrusions during the late phases of  differentiation. The gold is deposited in anastomosing pegmatite and/or feldspar selvage quartz veins. Brittle fracturing and continued fluid convection and concentration lead to concentration of gold bearing fluids in intrusions and schist-hosted brittle quartz-sericite shear zones. Carbonate and/or calcareous metabasite horizons host W-Au skarns and replacement deposits. Structurally prepared calcareous and/or carbonaceous horizons may host bulk-mineable replacement deposits. These occur most distal to the intrusions within favorable host rock in the Fairbanks Schist and Chatanika Terrane. The various styles of significant hypogene gold mineralization in the Fairbanks Mining District are portrayed in a schematic cross section in Figure 4 (McCoy, 1997).

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Figure 4

    Seven different potentially economic gold deposit types have been identified in the Fairbanks district. They are:

1.	Gneiss or high-grade schist-hosted quartz veins or metasomatic replacement zones proximal to or within causative intrusives. Metals associated include Au, Bi, and As and possibly Cu and W. Pogo (5.6 Moz) and Gil (433,000 oz) are examples of such mineralization.

2.	Stockwork-shear style mineralization hosted in porphyritic intermediate to felsic intrusives. Mineralization contains Au with anomalous Bi, Te, W and trace Mo. Examples include Fort Knox (7.2 Moz) and Dublin Gulch (+1 Moz). There is a strong genetic relationship between host intrusion and gold mineralization.
3.	Porphyritic stockwork with intrusion/schist shear hosted Au-As-Sb (Ryan Lode, 2.4 Moz) with a strong genetic relationship between host intrusion and gold mineralization,
4.	Base metal +/- Au, Ag and W intrusion hosted mineralization with a possible genetic relationship between precious metal mineralization and intrusion. Examples include Dolphin (0.6 Moz) and Silver Fox prospects,
5.

Structurally controlled mineralization hosted by schist-only high angle shear zones and veins. Associated metals include Au, As, Sb, Ag, Pb and W in low sulfide quartz-carbonate veins. Alteration adjacent to veins is pervasive quartz-sericite-sulfide alteration that can extend for up to one mile from the source structure. Deposits were mined heavily prior to World War II and are noteworthy because of

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Cleary Hill their exceptional grades (+1 to +5,000 opt Au). Examples include (280,000 oz production), Christina, Hi Yu (110,000 oz production) and Tolovana (500 oz production) veins.
6.	Low angle, disseminated, carbonate-hosted Au-As-Sb mineralization associated with brittle thrust or detachment zones distal to generative intrusives. The True North deposit (1.3 Moz) is an example of this type of mineralization.
7.	Shear-hosted monominerallic massive stibnite pods and lenses. Trace As, Au, Ag and Pb but these prospects are noteworthy because they appear to represent the most distal end members of the intrusive gold hydrothermal systems. Examples include Scrafford and Stampede mines.

MINERALIZATION

    Over 63,000 strike feet of mineralized shear zones have been identified within and immediately adjacent to the Golden Summit project (Freeman and others, 1996). The majority of the mineralized shear zones on the eastern end of the project trend N60-80W and dip steeply to the southwest. Shear zones on the western end of the project area predominantly trend N60-80E and dip steeply north. Shear zones in the central portion of the project (centered on the Cleary Hill mine) trend closer to east-west and appear to mark a transition zone from primarily northwest trending shears to the east to primarily northeast trending shears to the west. In addition, exploration activities conducted by Freegold have identified previously unrecognized shear zones trending N30-50W and due north-south (Freeman and others, 1998). These shear zones possess significantly different metal suites than N80W and N60E trending shears. These shear zone geometries and their distribution may represent sympathetic structures generated by regional scale shear couples related to Tertiary (post 55 Ma) motion of the Tintina and Denali faults (Flanigan and others, 2000).

     Examination of the spatial arrangement of the +80 known gold occurrences in the Golden Summit area and the geometry of the +63,000 linear feet of document gold-bearing quartz veins in the area suggest veins swarms are controlled by a series of district-scale northeast-trending structures regularly spaced approximately 8,000 feet (2.4 km) apart in the Golden Summit area. These structures were first identified as district scale features evident on public airborne geophysical surveys conducted in the mid-1990's (DGGS, 1995). Their periodicity with respect to clusters of known gold occurrences was unrecognized prior to that time. The Eldorado fault, which appears to control mineralization at both the Ryan Lode and the True North deposits, is the best documented of these district scale northeast structures. The Dolphin trend, located parallel to and 8,000 feet east of the Eldorado fault, is the next best-defined northeast-trending structure and probably is critical to the mineralization in the Newsboy, Tolovana, Dolphin and Cleary Hill areas (Figure 5). Approximately 8,000 feet farther east an unnamed northeast-trending structure passes through the Saddle zone where is may be integral to the formation of the highest known density of veins in the district, including those which host gold mineralization at the McCarty, American Eagle, Pioneer and Pennsylvania mines. Eight thousand feet further east, another unnamed northeast-trending structure passes through the Hi Yu mine area and probably is key to the formation of multiple veins in this area of the Golden Summit project. This 8,000-foot periodicity probably extends to the east where northeast structures may control mineralization on Coffee Dome and to the west of the Eldorado Creek fault where they may control gold mineralization in the Treasure Creek area and the Sheep Creek area of Ester Dome.

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    The other recently recognized feature of gold mineralization in the Golden Summit area is related to the structural relationship between "lower plate" rocks of the Fairbanks Schist -Cleary Sequence and "upper plate" rocks of the Chatanika Terrane. Published maps of the district (Robinson and others, 1990; Weber and others, 1992; Newberry and others, 1996) indicate that the contact between the overlying Chatanika Terrane and rocks of the lower plate are marked by a single north-dipping thrust plane that strikes northeast according to Robinson and others (1990) or east-west according to Newberry and others (1996). Douglas (1997 dated this thrust event at 130 Ma based on data derived from a single core hole drilled by Placer Dome on what is now the western end of the Golden Summit project. The actual contact between upper and lower plate rocks is not exposed at surface anywhere along its mapped trace so the inferred motion direction (thrust versus low-angle gravity fault) is unknown. With the exception of gold and antimony mineralization in the vicinity of the True North deposit, published geologic maps of the district indicate that all of the historic lode gold, tungsten and antimony occurrences in the Golden Summit area are hosted in lower plate rocks. Re-interpretation of the airborne magnetic data for the Golden Summit project suggests rock with magnetic signatures identical to the Chatanika Terrane (variable but high magnetic susceptibilities) extend considerably farther south than current published geologic maps indicate. In the field, geological and geochemical data suggest that virtually all of the known lode gold occurrences on the Golden Summit project are

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hosted in a zone containing mixed lithologies derived from both upper and lower plate rocks. This mixed zone appears to be the result of multiple en-echelon low angle structures separating upper and lower plate rocks. If this interpretation is correct, the grade and geometry of gold mineralization in the Golden Summit project area may be controlled in part by physical and/or chemical conditions that exist along or adjacent to en-echelon low-angle faults caused by emplacement of the Chatanika Terrane.

    The major historic lode gold mines of the Golden Summit project derived their production primarily from northwest and northeast trending high angle, low sulfide, gold-polymetallic quartz veins and shear zones which transect what is now thought to be the mixed upper plate - lower plate rock package at Golden Summit (Pilkington, 1969; Metz, 1991; Freeman and others, 1996). These shear zones are characterized by a metal suite containing free gold with tetrahedrite, jamesonite/boulangerite, arsenopyrite, stibnite and scheelite with minor base metals. Fluid inclusion data suggest mineralization was associated with high CO2, low salinity fluids at temperatures average 350oC. Lead and sulfur isotope data, tellurium geochemistry and tourmaline compositions suggest a strong plutonic component to the Golden Summit shear hosted mineralization (McCoy and others, 1997).

EXPLORATION

    Cleary Hill Mine: In 1996 Freegold conducted its first drilling directed specifically at high grade shear-hosted quartz vein mineralization. Its initial drilling target was the Cleary Hill mine, the largest historic lode gold producer in the Fairbanks Mining District with estimated production of 281,000 ounces at 1.3 opt (Figure 6, Freeman and others, 1996). The mine last operated in 1942 at which point it was shut down by the War Powers Act while still mining what was then considered "ore grade" mineralization (Beyers, 1957). Attempts to reopen the mine in 1946 were thwarted by lack of working capital, manpower and equipment, not lack of mineable reserves (Freeman, 1992). The Cleary Hill mine is hosted in interbedded mafic volcanics, quartzites and quartz muscovite schists on the north flank of the Cleary antiform (Freeman and other, 1996; Freeman and others, 1998). The majority of the past production was derived from the Cleary Hill vein which strikes N70-80W and dips 45 to 70 degrees to the south (Figure 5). The dip of the vein varies according to the bedrock host with steeper dips in more competent rock units and shallower dips in less competent rock units. Production from the mine took place over six levels (approx. 400 vertical feet) and consisted of quartz vein-hosted coarse free gold with trace arsenopyrite, pyrite, boulangerite and tetrahedrite. Higher grade intervals in the mine (+100 to 5,000 opt) commonly are associated with acicular needles and felted masses of boulangerite and jamesonite hosted in white to gray quartz veins ranging in thickness from 1 to 5 feet. Average thickness of the Cleary Hill high-grade vein was less than 3 feet.

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Figure 6

     While there has been limited trenching on the surface dating to 1969, there was no surface drilling done at Cleary Hill until Freegold conducted a reverse-circulation drilling program in late 1996 (Freeman and others, 1996). This drilling returned encouraging results from the down-dip extension of the Rhodes - Hall ore chute. Drilling indicated at least two vein systems contained +0.5 opt gold over narrow widths below the old underground workings (Table 1). Minimal drilling was accomplished in the footwall of the high-grade veins.

    Positive results from the initial drilling lead to limited core drilling at Cleary Hill in 1997 and 1998 (Freeman and others, 1998; Table 1). Several of these core holes intercepted broad (>100 foot) intervals of low grade gold mineralization averaging >0.02 opt in the footwall of the high-grade veins. Neither old mine records nor previous drilling had indicated the presence of this type of mineralization at Cleary Hill, perhaps because it was sub-ore grade (<1.0 opt) when the mine was in production. This new information suggested that the Cleary Hill mine had potential as a bulk tonnage target with zones of lower-grade mineralization cut by multiple high-grade veins that extend to depths well in excess of previous underground mining.

Table 1: Significant assays from the 1996-1998 Cleary Hill drilling

			Thickness	Au Grade
Holes #	From (feet)	To (feet)	(ft)	(opt)

CHM96-1	10	235	225	0.025

including	25	60	35	0.106

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including	45	50	5	0.569

CHM96-6	375 390	390	15	0.203

CHM96-7	245	260	15	0.211

including	245	250	5	0.585

CHD97-1	60	61	1	0.268

CHD97-1	161	177	16	0.022

CHD97-3	213	216	3	0.985

CHD97-3	278.1	440	161.9	0.025

Including	317	330.2	13.2	0.082

And	347	352	5	0.107

And	365	386.8	21.8	0.032

And	425.6	437.2	11.6	0.035

CHD97-4	394	544.1	150.1	0.037

Including	477.3	481.4	4.1	0.471

And	481.4	544.1	62.7	0.029

CHD9801	294	300	6	3.720

CHD9801	300	401	101	0.038

Including	310	315.3	5.3	0.138

And	324	329	5	0.093

And	339	344	5	0.082

And	361	366	5	0.068

And	396	401	5	0.262

CHD9801	437	447	10	0.030

CHD9801	592	632	40	0.064

Including	597	602	5	0.319

CHD9801	697	712	15	0.029

Including	702	707	5	0.046

CHD9801	747	798	51	0.025

Including	793	798	5	0.084

CHR9803	475	540	65	0.020

including	520	530	10	0.055

CHR9804	0	130	130	0.012

including	5	35	30	0.023

CHR9806	470	540	70	0.015

     Subsequent soil auger sampling over the Cleary Hill area defined an extremely high-grade gold and gold pathfinder anomaly extending the length of the grid. Values as high as 2,750 ppb gold were detected in soils. Shadow imagery of soil data confirmed the presence of the N60E trending Dolphin shear zone cutting through the Cleary Hill area. This district-scale feature hosts the 600,000-ounce Dolphin deposit which crops out approximately 1,500 feet southwest of the Cleary Hill mine area. The N70W trending Cleary Hill vein is one of several veins along what is locally known as the Anna - Mary shear and suggests the widespread mineralization at Cleary Hill may be controlled by the intersection of the Dolphin and Anna Mary shear zones (Figure 5) within favorable host rocks of the mixed lower-upper plate unit.

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Following completion of the 1998 drilling, a previously unknown underground drift map was made available to Freegold by a local prospector (Freeman, 2001). This drift dated to 1939 and extended for over 560 feet south from the hanging wall of the Cleary Hill vein. The drift map indicated the presence of over 15 high-grade gold-bearing veins in an area of the property where no previous exploration drilling had been conducted (Figure 6). Because both high-grade vein-hosted mineralization and low grade disseminated mineralization had been intersected in the Cleary Hill area it was recommended that one or more north-dipping angle holes be drilled through the area to determine if one or both styles of mineralization were present in areas previously untested by drilling.

    In mid-2000, Freegold completed a single angle hole to test the above possibilities. Diamond core hole CHD00-1 was collared south of the Wyoming vein (southern-most vein in the area) and was directed due north at -50 degrees inclination (Freeman, 2001; Figure 6). The hole was terminated at a depth of 1,000 feet. The drill core was photographed, quick-logged and obviously mineralized and/or altered intervals were split and assayed (Table 2).

Table 2: Geochemical summary, core hole CHD00-1

From	To	Thickness	Average gold	Average gold
Feet	Feet	feet	grade (gpt)	grade (opt)

116	125	9	3.74	0.109

218	282	64	4.90	0.143

Inc. 218	225	7	13.72	0.400

And 225	265	40	5.07	0.148

343	348	5	1.96	0.057

405	410	5	1.81	0.053

520	522	2	86.12	2.513

699.5	705	5.5	1.22	0.035

876.3	878.6	2.3	1.64	0.047

896.4	897.4	1	2.23	0.065

946.4	949.5	3.1	2.25	0.065

     Based on data derived from the 1939 drift map, the interval from 218 to 282 feet correlates with a previously unknown shear known now known as the Currey zone (Freeman, 2001; Figure 7). The Currey zone was intercepted from the footwall in the 1939 drift but was not mined. Given the highly fractured and brecciated nature of the Currey zone in hole CHD00-1 and the fact that the 1939 drift was within the oxide zone in this area, it is possible that the 1939 drift was terminated due to bad ground conditions in the Currey zone.

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Figure 7

     The strike of the Currey zone in the 1939 drift is N80oE with a 55o south dip (Figure 6). This strike and dip is consistent with other vein orientations in the Cleary Hill mine area. Based on these data the 64 foot thick drill intercept in hole CHD00-1 has a true width of approximately 63 feet and projects to the surface approximately 220 feet north of the collar of hole CHD00-1 (Figure 6). Old trenches and prospect pits are common in the area but are caved and overgrown with vegetation so they provide no information regarding previous work on the Currey zone. Available records do not describe anything like the Currey breccia which suggests it was not mined or explored by previous prospectors or mine operators.

     Gold mineralization in the Currey zone drill core intercept is marked by strong pervasive poly-phase quartz veining, localized black quartz flooding (possible fine grained sulfides?), pervasive sericite alteration and multiple event brecciation and silicification (Freeman, 2001; Figure 8). Coarse grained euhedral pyrite is common and is accompanied by extremely fine grained dark gray sulfides or sulfosalts which are normally present in high grade vein deposits in the district. Open space vugs with dogtooth quartz crystals occur locally. The interval from 235 feet to 240 feet contains exotic fragments of sericite altered medium grained granodiorite cut by numerous thin (<1 mm) quartz veinlets. This interval grades 6.37 gpt gold, 7,054 ppm arsenic and 221 ppm antimony. Veinlets within the intrusive fragments terminate at the fragment boundary indicating the intrusive was cut by quartz veins and subjected to sericitic alteration

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prior to being included in the Currey zone breccia. Except for the higher quartz vein volume in the Currey zone intrusive fragments, the intrusive itself looks very similar to the Dolphin intrusive which crops out only 1,500 feet to the southwest (Freeman, 1996a; Freeman, 1996c; Figure 5). This is the first time mineralized intrusive has been intercepted in the Cleary Hill area. Its presence strengthens the theory that the Dolphin shear zone is genetically related to gold mineralization in the Cleary Hill mine area.

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Figure 8

20

Down-hole
Flood quartz - sericite - sulfide altered matrix supported breccia
Quartz veined sericite altered granodiorite
Pre-breccia quartz veining
Sericite altered metasediment fragment
Late quartz - ankerite veinlet
Brecciated quartz vein fragments
CURREY-BXA2.CDR

FIGURE 8: Currey zone breccia, hole CHD00-1 at 238 feet depth. Interval from 235 to 240 feet grades 6.3 gpt (0.186 opt) gold Interval from 218 to 282 feet grades 4.9 gpt (0.143 opt) gold

Anomalous gold values in the Currey zone are associated with highly anomalous arsenic (1,672 to >10,000 ppm) and antimony (89 to >2,000 ppm). Sporadic anomalous lead (to 219 ppm) and silver (to 6.9 ppm) also occur in the Currey zone. Metal values in the Currey zone appear to be concentrated toward the upper (hangingwall?) contact beginning at 218 feet. Gold, silver, arsenic, antimony cadmium, copper and sulfur peak at the upper contact and decrease down-hole toward the lower contact zone at 282 feet. Neither Bi nor Te is above detection limit

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in the Currey zone indicating mineralization is distal to an intrusive source. This observation is in agreement with previous work done on this area of the Golden Summit project (Flanigan and others, 2000).

     A correlation matrix analysis conducted on samples from the upper 350 feet of hole CHD00-1 indicate gold is strongly correlative with arsenic (p = 0.83) and silver (p = 0.75) and moderately correlative with antimony (p = 0.69). Antimony is strongly correlative with silver and moderately correlative with copper suggesting the presence of freibergite (argentiferous tetrahedrite), a common mineral species in the vein and shear deposits in the district. Unlike most other high grade occurrences in the Golden Summit area, lead is poorly correlated with gold, antimony and arsenic. Although manganese is not normally a diagnostic pathfinder in the Fairbanks District, this element is strongly depleted in the Currey zone. The cause of this depletion is unknown but may be related to relative depletion due to silica flooding and veining. It may also be explained if the host rock which makes up the matrix of the Currey zone breccia is predominantly felsic intrusive rock. Despite the presence of pervasive sericitic alteration, potassium also is depleted in the Currey zone. Sodium is depleted in the Currey zone, possibly as a result of plagioclase-destructive alteration. Unlike other mineralized intervals in hole CHD00-1, sulfur is strongly enriched in the Currey zone lending credence to the conclusion that the mineralization intercepted in the Currey zone constitutes a significant new discovery on the Golden Summit project.

    The strike and dip extents of the Currey zone are unknown at present. The closest drilling to the east of the discovery hole is over 3,000 feet away in the Tamarack drill area (Freeman and others, 1998). There are no drill holes of any kind to the west of the discovery hole although the most ikely candidates for an on-strike extension of the Currey zone are the Dolphin deposit (+600,000 oz @ 0.020 opt, Adams, 1996) or Tolovana shear zone, both of which are at least 1,500 feet away. Soil auger sampling conducted in 1995 through 1998 covers only a portion of the strike extent of the Currey zone (Freeman and others, 1996; Freeman and others, 1998). Additional soil sampling can not be conducted to the west due to the extremely disturbed nature of the area as a result of placer gold mining in Bedrock Creek and widespread stripping and trenching conducted on the Tolovana vein in the mid-1980's. The three prominent gold in soil highs that are present north of the collar of CHD00-1 are aligned approximately N80E and occur approximately 220 feet north of the collar of hole CHD00-1. They may be a manifestation of the Currey zone at surface but only trenching and drilling will determine if this statement is accurate.

    In February 2002 Freegold completed approximately 4.5 line kilometers of capacitive coupled resistivity and very low frequency electromagnetic (VLF-EM) geophysical surveys in the Cleary Hill mine area (Figure 6). These surveys were designed to better define the structures which host high-grade gold mineralization intersected in drilling conducted by the company in 1996 through 2000. Known veins and shear zones covered by the capacitive coupled resistivity survey returned resistivity highs suggesting this geophysical tool may be useful in locating high grade structures elsewhere on the project.

    In August and September 2002, Freegold completed approximately 1,219 feet of backhoe trenching in 6 trenches in the Cleary Hill mine area (Figure 9). A total of 292 chip channel and grab samples were collected. Trenches 1, 2 and 3 were sited on conductive zones outlined by ground geophysics. Trenches 4, 5 and 6 were sited on drilling, the 1939 drift maps and resistivity highs identified by 2002 ground geophysics. In general, bedrock consisted of highly

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oxidized quartzite, quartz mica schist, chlorite schist and local actinolite schist cut by quartz, quartz-carbonate and quartz-carbonate-sulfide veins ranging from a few centimeters to 50 centimeters in thickness. Metamorphic foliation dips gently (25-30 degrees) to the northwest and strikes to the northeast parallel to regional folding. Small-scale high angle faulting, on the order of 1 to 10 feet, was observed in the trenches. Gold mineralization is associated with high angle east-west striking quartz, carbonate or sulfide bearing veins and with shear zones where quartz volume is relatively low. Low angle north dipping quartz veins normally are of metamorphic of 428,000 ppb, arsenic values are seldom in excess of 1,000 ppb. All of the trenches bottomed in highly oxidized material which may explain the low trace metal values obtained from the trenches. Table 3 is a summary of the more significant gold values in the trenches. Grab samples of quartz vein material in the trenches returned values up to 428 gpt (12.5 opt) gold while channel sample values ranged up to 10 feet grading 4.29 gpt (0.125 opt) and 29 feet grading 1.16 gpt (0.034 opt). Trenches 4, 5 and 6 in fact constitute a single continuous trench over a distance of 604 feet. These trenches are located directly above the 1939 drift and the surface trace of the

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Currey zone discovery core hole (CHD00-1). The composite grade of this 604 foot interval is 457 ppb or nearly 0.5 gpt. It is clear from this observation that the country rock is highly mineralized as are the quartz veins which cut the country rock.

     Most of the mineralized structures mapped in the trenches trend N60-80W and dip steeply south (Figure 9). These structures range from quartz veins with no apparent wall rock alteration or shearing to FeOx stained schist-hosted breccia and shear zones containing 1-20% crushed quartz in pods and veinlets. Based on the drill intercept in hole CHD00-1 and the "A" vein as noted on the 1939 underground map, the Currey zone projects to the surface approximately 220 feet north of the collar of hole CHD00-1. This area of trench 6 could not be not sampled because bedrock could not be reached by the 15 foot depth limit of the backhoe used in the trenching program. It is likely that the highly brecciated, sulfide-bearing hydrothermal breccia in the Currey zone weathered recessively and was therefore not within reach of the backhoe used to excavate the trenches. The probably extension of this zone in Trench 1 to the southeast was also beyond the reach of the backhoe. Grab samples of rock from the overburden above the projection of the Currey zone in both these trenches returned values up to 3.59 gpt (0.105 opt) in trench 1 and 4.88 gpt (0.142 opt) in trench 6. These values are similar to the 4.9 gpt average returned from the Currey zone in hole CHD00-1.

Table 3: 2002 Trench assays from Currey zone, Golden Summit Project.

Trench	From (feet)	To (feet)	Interval (feet)	Au (ppb)	Au (opt)

CU0201	5	15	10	1,320	0.039

CU0203	110	120	10	5,705	0.166

CU0203	275	300	25	1,625	0.047

CU0203	350	355	5	8,370	0.244

CU0204	160	170	10	4,290	0.125

CU0205	70	105	35	1,039	0.030

CU0205	210	215	5	6,630	0.193

CU0205	240	245	5	11,554	0.337

CU0205	270	275	5	2,140	0.062

CU0206	120	130	10	1,378	0.040

CU0206	157	186	29	1,165	0.034

CU0201	N/A	N/A	Grab	3,200	0.093

CU0201	N/A	N/A	Grab	2,680	0.078

CU0201	N/A	N/A	Grab	9,257	0.270

CU0201	N/A	N/A	Grab	3,590	0.105

CU0202	N/A	N/A	Grab	1,235	0.036

CU0203	N/A	N/A	Grab	1,215	0.035

CU0203	N/A	N/A	Grab	4,620	0.135

CU0203	N/A	N/A	Grab	428,468	12.497

CU0203	N/A	N/A	Grab	109,131	3.183

CU0203	N/A	N/A	Grab	99,257	2.895

CU0203	N/A	N/A	Grab	45,771	1.335

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CU0203	N/A	N/A	Grab	8810	0.257

CU0203	N/A	N/A	Grab	13,749	0.401

CU0203	N/A	N/A	Grab	4620	0.135

CU0203	N/A	N/A	Grab	4360	0.127

CU0203	N/A	N/A	Grab	190,423	5.554

CU0205	N/A	N/A	Grab	1,700	0.050

CU0205	N/A	N/A	Grab	31,646	0.923

CU0205	N/A	N/A	Grab	211,442	6.167

CU0206	N/A	N/A	Grab	4,880	0.142

     The 35 foot thick zone grading 1.039 gpt gold (0.030 opt) from 70 to 105 feet in trench 5 is a new shear zone previously unrecognized at the surface (Table 3). This zone is central to a wider, lower grade envelope stretching from 50 to 130 feet which grades 0.726 gpt (0.021 opt). This same low grade shear zone may be correlative with mineralization in hole CHD00-1 from 288 to 520 (average grade 356 ppb). However, given the large number of veins known to exist within the trench and from the 1939 drift mapping, correlations between surface trenching and the drill hole are speculative at best. The surface trace of the Wackwitz vein plots very near a thin but high grade shear zone at 240 to 245 feet in trench 5. This interval returned a chip channel sample value of 11.5 gpt (0.337 opt) from a quartz vein in sericitized quartzite and chloritic schist. A grab sample of vein material from this shear returned 31.6 gpt (0.923 opt). Unlike most other veins in the trenching, there is very little mineralization (200-400 ppb) in the wall rock adjacent to the Wackwitz vein.

    A previously unrecognized shear zone was encountered in trench 5 approximately 25 feet south of the Wackwitz vein. A 5 foot chip channel sample from iron oxide-stained black quartzite at 210 to 215 feet averaged 6.63 gpt (0.193 opt). A grab sample from this same zone returned a value of 211.4 gpt (6.167 opt). This shear zone may have been intercepted in the 1939 drift however it currently is not possible to make a correlation with a specific shear zone in the underground workings. The Colorado vein probably was exposed at 160 to 170 feet in the north end of trench 4. This interval returned 4.2 gpt gold (0.125 opt) from iron oxide stained quartzite and quartz muscovite schist. Mineralization adjacent to this zone was relatively low grade (100 to 200 ppb).

     Trench 3 was the farthest east trench excavated in the program and returned two zones of significant gold mineralization. A 10 foot interval from 110 to 120 returned 5.7 gpt (0.166 opt) from quartz chlorite schist containing quartz veining while the interval from 275 to 300 (north end of original trench) returned 25 feet grading 1.6 gpt (0.047 opt) from similar chloritic schists. Neither of these two zones were known from previous surface or underground work and their relationship to mineralization exposed over 400 feet to the west in trenches 4, 5 and 6 is uncertain at present.

     Prior to reclamation activities, the northern end of trench 3 (farthest east trench, Figure 9) was extended to determine the extent of sporadic gold mineralization (to 3.1 gpt) near its northern end. This extension exposed additional mineralization including an 18 inch thick quartz vein which contained coarse visible gold with grab sample assays grading up to 428 gpt (12.5

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opt). Gold is hosted in leaf form at the core of a banded gray and white polyphase quartz vein suggesting multiple phases of quartz injection along the controlling structure. Metallic screen analysis indicated that standard -150 mesh fire assay results are nearly identical to weighted average metallic screen assay results suggesting nugget effect is not present to any significant degree. A plot of the location of this high grade vein suggests it could be the eastern extension of the Wackwitz vein which was exposed approximately 400 feet to the west in trench 5 where the shear hosting the vein returned 5 feet grading 11.5 gpt (0.337 opt). Mineralization associated with this new vein discovery is open in all directions.

    In March 2003 Freegold completed 3 diamond drill holes (1,351.5 feet) to test the multiple veins known to exist between the Cleary Hill and Wyoming veins (Figures 7 and 9). As expected, these holes intercepted several significant grade-thickness intervals which correlate with veins and shear zones encountered in previous drilling and trenching (Table 4).

Table 4: Significant intercepts from the 2003 core drilling, Cleary Hill area.

Hole #	From (Feet)	To (Feet)	Thickness (Feet)	Au (gpt)	Au (opt)

CHD2003-01	41	449.5 (Eoh)	408.5	1.016	0.03

including	87	449.5 (Eoh)	362.5	1.125	0.033

including	87	425.5	388.5	1.191	0.035

including	124	140.5	16.5	1.727	0.05

including	124	425.5	301.5	1.276	0.037

including	220.5	225.5	5	9.7	0.283

including	220.5	333	112.5	1.85	0.054

including	317.8	333	15.2	8.942	0.261

including	317.8	425.5	107.7	2.393	0.07

including	396.5	425.4	26	4.356	0.127

CHD 2003-02	76.5	100	23.5	1.045	0.03

And	199.2	202	2.8	1.31	0.038

And	277	286	9	1.267	0.037

And	333	335	2	1.1	0.032

And	364.5	368	3.5	5.37	0.157

CHD 2003-03	134	148.5	14.5	2.314	0.067

And	225	229.5	4.5	1.05	0.031

And	320.5	326	5.5	1.95	0.057

and	400.5	407.5	7	1.197	0.035

     The 2003 drill results confirmed the presence of a vein swarm extending across a north-south distance of 400 meters from the Wyoming mine on the south to the Cleary Hill mine on the north. Mineralization consists of high grade gold in quartz veins and quartz stockwork zones as well as disseminated gold mineralization hosted in highly sericite altered pelitic schists. Grades in both the high-grade structures and the disseminated wall rocks are significant both in overall grade and width and are open along strike in both directions and at depth. To date, drilling and surface trenching have identified at least 17 mineralized structures between the Cleary Hill and Wyoming veins.

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    Drilling results from hole CHD03-01 include 408.5 feet grading 0.030 opt gold (1.016 gpt) and 16.5 feet which averaged 0.050 opt gold (1.727 gpt, Table 4). This latter interval is correlated with the trace of the Currey zone approximately 115 feet up-dip from the original discovery intercept in hole CHD00-1 (Table 2). Using these two intercepts, the Currey zone has an apparent dip of approximately 70 degrees to the south. Mineralization in the Currey zone in hole CHD03-01 consists of brecciated quartz mica schist, quartz sericite schist, igneous breccia and fault gouge. Alteration consists of pervasive strong sericite replacing the country rock and 1 to 10% quartz and/or quartz-carbonate veins. Similar mineralized metamorphic and igneous breccias were recognized from the Currey zone in hole CHD00-01.

    Hole CHD03-1 also intercepted two previously unknown high grade zones hosted in quartz-sericite altered schist containing pervasive silica flooding and secondary quartz-carbonate veins. The upper interval, believed to be the down-dip extension of the Wackwitz vein, returned 15.2 feet grading 0.261 opt gold (8.942 gpt, Figure 7). The Wackwitz shear zone was intercepted in surface trenching and returned grab sample values up to 12.497 opt gold (428.4 gpt) and 0.923 opt gold (31.6 gpt, Table 3).

     The lower interval, correlative with the Wyoming vein, returned 26 feet grading 0.127 opt gold (4.356 gpt, Table 4, Figure 7). The lower intercept correlates with a high grade vein intercepted in hole CHD00-01 (Table 2) which returned 2.513 opt gold (86.12 gpt) and surface trench channel samples which returned 10 feet grading 0.125 opt gold (4.29 gpt, Table 3).

     The vein swarm mineralization outlined by recent trenching and drilling is open to expansion at depth and for at least 300 meters in both strike directions. Structures have shown good continuity of mineralization down dip. While structural continuity is apparent, continuity of grade is less obvious and may be controlled by lithologic features, low angle structures and/or by higher grade "shoots" which rake 45 degrees northwest along the plane of the vein or shear. Similar shoot geometries have been documented in the Cleary Hill mine underground workings (Freeman, 1992). Additional drilling along strike will be required to determine the periodicity and size of these mineralized shoots.

    Several other areas of the Golden Summit project possess potential for combined high grade and low grade mineralization in vein swarm settings similar to that discovered in the Cleary Hill mine area. These veins swarms include the Newsboy mine area, the Saddle zone area and the Hi Yu mine area (Figure 10).

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Figure 10

     Newsboy Mine: Similar to the Cleary Hill vein swarm, the Newsboy mine area is located along the Dolphin trend, a district scale northeast trending structure which passes through and may control mineralization at the Dolphin deposit and in the Cleary Hill mine area (Figure 5). The Newsboy mine was the fourth-largest historic lode gold producer in the Fairbanks district. . It produced approximately 35,000 ounces of gold at an average grade of 1.0 opt prior to World War II and has not mined since that time. The only significant exploration conducted at the Newsboy mine was a single core hole completed by Freegold in 1995. This hole intercepted 20 feet grading 0.066 opt gold (2.27 gpt) from 180 to 200 feet but the projected Newsboy shear at 622 to 683 feet was weakly mineralized (< 100 ppb). In 1998 Freegold completed a diamond core hole (CKR9801) approximately 900 feet to the west in the Newsboy shaft (Freeman and others, 1998). This hole was cited on a 400 ppb gold in soil anomaly and intercepted 10 feet grading 0.096 opt gold from 5 to 15 feet and 10 feet grading 0.064 opt gold from 80 to 90 feet. The relationship between this mineralization and similar low-grade disseminated mineralization exposed at the collar of the now-caved Newsboy shaft is unknown.

     The Newsboy mine was accessed by a shaft that extended to the 350 foot level. The Newsboy Extension, Robinson, RV, Mother Lode, Sunrise and Hidden Treasure prospects appear to be distinct vein but may be part of a larger northeast-trending vein swarm. The Newsboy vein has a strike of 040 and a dip of 70 to 80o northwest. Newsboy mineralization is hosted by white quartz veins and stockworks ranging in width from 2 to 14 feet and averaging about 4 to 5 feet in width in the upper 200 feet of workings (Freeman, 1992). Gold occurs over 2,640 feet of strike and is associated with minor stibnite and pyrite with trace chalcopyrite,

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arsenopyrite and sphalerite. Quartz makes up a small proportion of the mined ore and is normally welded to the enclosing schist. In this respect the Newsboy vein sounds similar in morphology to the Currey zone and suggests the Newsboy vein may have a similar genesis. The style or mineralization at the Newsboy also is similar to that at the Tolovana mine and has lead some to speculate that the two veins, some 3,500 feet apart, are in fact parts of the same northeast-trending shear zone. There is virtually no information available from past exploration or production to either refute or support this possibility.

     Saddle Zone: This prospect, drilled by IMC and BP, contains a number of distinct high-grade veins, including the McCarty (Chatham), American Eagle (Kawalita-Christina), Henry Ford, Pioneer, Pennsylvania and Ebberts veins (Figure 10). The American Eagle mine produced approximately 60,000 ounces of gold at an average grade of 1.6 opt prior to 1942. Lesser high grade vein production came from the McCarty - Chatham, Pioneer, Pennsylvania and Ebberts veins. In the late 1960's IMC recognized the bulk tonnage potential of pervasive quartz -sericite - sulfide alteration in wall rocks adjacent to these veins and conducted limited exploration to determine its viability. Resources were estimated but the coarse nature of the drilling renders the data useful only from a qualitative standpoint (Pilkington, 1970).

     Similar to the Cleary Hill vein swarm, the Saddle zone is located at the intersection of a district scale northeast trending structure and a swarm of northwest trending high-grade gold quartz veins. Mineralization is hosted by both northeast-trending gold-silver-sulfosalt-bearing veins such as the Henry Ford vein and later northwest-trending gold-silver-arsenic-bearing veins such as the McCarty, American Eagle, Pioneer, and Pennsylvania veins. These veins are hosted by flat-lying quartz sericite altered schists of the Fairbanks Schist. The host rocks on the Saddle prospect do not appear to exert any discernible chemical influence on the geometry or grade of mineralization however, rock competency may strongly influence the geometry and/or grade of mineralization. Sulfide minerals have been oxidized to depths ranging from 115 to 310 feet below surface. Below the oxide zone, arsenopyrite, pyrite, stibnite, native gold, boulangerite and jamesonite have been identified. Drilling by previous investigators has intercepted 6 separate shear zones over a strike length of 1,800 feet and a combined width (perpendicular to strike) of 1,500 feet (Freeman, 1991). Trenching suggests the total strike of the Saddle zone is at least 3,500 feet with a maximum width of 2,500 feet. Mineralization has been encountered in drilling and trenching over a vertical distance of 650 feet. Mineralization remains open in all directions. Freegold recently acquired and scanned a large number of stope maps, plan maps and cross-sections from the American Eagle and McCarty mines. These records were generated by the FE Company between 1938 and 1952 and were donated to Freegold by John Reeves, owner of the old FE Company records. Like the historic Cleary Hill mine records, the American Eagle and McCarty records could prove valuable in guiding exploration in the Saddle zone.

     Hi Yu Mine: The Hi Yu mine area is located at the intersection of a district scale northeast trending structure and a swarm of northwest trending high-grade gold quartz veins (Figure 10). The Hi Yu mine was mined from adits on four levels over a strike length of approximately 3,400 feet between 1914 and 1942. It produced approximately 110,000 ounces of gold at an average grade of 1.6 opt, second only to the Cleary Hill Mine in the Fairbanks District (Freeman and others, 1996). While recent exploration has proven that disseminated gold mineralization is present in wall rocks adjacent to other high grade veins in the area, the Hi Yu mine workings were noted for having gold values in the wall rocks adjacent to the productive veins, a characteristic not mentioned in pre-World War II literature on any other mine in the

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sericite -diamond Golden Summit area.  Waste dumps from the mine contain abundant supporting this observation. Placid Oil conducted quartz - a limited arsenopyrite alteration, drilling program in the area in 1984 and 1985 but apparently targeted drilling at higher mine levels where they encountered stopes not previously known to exist (Freeman, 1992). No attempt was made to determine the grade and extent of low-grade gold mineralization in the country rock around the veins. In 1998 Freegold drilling intersected 55 feet of 0.028 opt Au and 0.843 opt Ag starting at 90 feet below surface hole IAR9803 (Freeman and other, 1998). The hole was located near the Rob Roy mine and displays gold:silver ratios similar to the Hi Yu vein. The Rob Roy prospect probably is controlled by the same northwest trending shears that control mineralization at the Hi-Yu mine. The Nars-Anderson prospect is also thought to be the strike extension of the Hi-Yu vein, increasing the total strike length of the Hi Yu vein system to over 6,000 feet. The Basham Adit, driven on a sub-parallel vein to the north, returned grab rock sample assays up to 139 ppm Au and may also be considered part of the Hi Yu vein system, bringing potential strike length of the system to 10,000 feet.

    High Grade Underground Targets: With the exception of drilling and underground exploration done by Placid Oil Co from 1978-95 on the Christina Kawalita vein and limited drilling done by Freegold at Cleary Hill in 1996-98, there has been virtually no exploration targeted specifically at high-grade underground targets at Golden Summit. Over 80 such high-grade gold occurrences are known from the area. Abundant fluid inclusion, isotopic and petrographic data indicate these veins are typical mesothermal quartz veins similar to productive veins in Ontario, Quebec and in the Motherlode District in California. Mesothermal veins such as those exposed at Golden Summit are known to extend to productive depths in excess of 5,000 feet. There has been no concerted deep-exploration drilling done in the Golden Summit area and only a half-dozen holes reach depths of 1,000 feet. The potential for minable quantities of high- grade gold in quartz veins and shear zones is considered excellent and may in fact contain resources in excess of district surface-minable ounces. A detailed compilation and re-evaluation of the high-grade veins is warranted.

DRILLING

    Drilling completed on the Golden Summit project includes with 69,722 feet of core and reverse circulation drilling in 175 holes. Drilling was conducted by third-party contractors in 1992, 1994-98, 2000 and 2003 and consisted of both diamond core and down-hole hammer reverse circulation drilling. All drilling conducted during these programs was managed by Avalon Development and was conducted by local and national drilling contractors. Reverse circulation samples consisted of one-eighth splits of each 5-foot interval while all core samples were sawed one-half splits of variable length depending on visible geological criteria. Reclamation and hole plugging have been completed for all of the drilling done on the Golden Summit project between 1992 and 2003.

SAMPLING METHOD AND APPROACH

    During the period 1992 to 2003, analytical work was completed by ALS Chemex Labs and Bondar Clegg Ltd. at their facilities in Vancouver, B.C. Duplicate samples were inserted on a one for ten basis beginning in 1996. Blanks and standards were used in 1997-1998 while

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blanks were inserted on a 1 for 25 basis in 2000, 2002 and 2003. During all programs, Avalon Development collected, logged and retained the samples collected in the field until turned over to a commercial laboratory representative. Selected sample pulps were reanalyzed by metallic screen methods to quantify nugget effect in high-grade samples or where visible gold was noted during sampling.

SAMPLE PREPARATION, ANALYSES AND SECURITY

    All samples collected on the Golden Summit project were retained at Avalon's secure warehouse facility in Fairbanks until picked up by representatives ALS Chemex or Bondar Clegg. Sample preparation was completed by ALS Chemex or Bondar Clegg in their preparation laboratories in Anchorage and/or Fairbanks. Sample preparations procedures varied over time and between the two laboratories however, analytical work consisted of gold by fire assay plus a variable multi-element suite analyzed by inductively coupled plasma emission spectroscopy (ICP) methods. Prior to 2001 all ICP samples were prepared using two acid digestion procedures. Sampling conducted in 2001 through 2003 used four acid digestion procedures. Sample pulps for all samples collected since 1996 have been retained at Avalon Development's Fairbanks warehouse facility.

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DATA VERIFICATION

     Sample duplicates were inserted into drill sample strings in 1996 on a one for 10 basis. Blanks and a small number of standards were introduced into sample streams in 1997-98 while blanks were inserted into rock and drill samples on a 1 for 25 basis in 2000, 2002 and 2003. Sample blanks consisted of Browns Hill Quarry basalt, an unmineralized Quaternary basalt flow from the Fairbanks Mining District, Alaska. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis. Analyses of variance performed on samples analyzed by Bondar-Clegg and Chemex indicate no unacceptable sample results in the blanks submitted. Samples containing coarse gold may present repeatability problems due to nugget effect which future exploration needs to consider.

ADJACENT PROPERTIES

    The Golden Summit is surrounded by over a dozen small to moderate size properties owned by small companies and individuals. Several of these properties contain old mines and known-gold-bearing prospects (Freeman, 1992). Several of these properties were leased to Freegold during the period 1992 to 2000 but were returned to their respective owners during that period and no longer are part of the Golden Summit project. While some of these properties contain mineral resources or mineralization that are similar to that known to exist on the Golden Summit project, a discussion of these prospects is outside the scope of this summary.

MINERAL PROCESSING AND METALLURGICAL TESTING

    Freegold has completed no metallurgical or petrographic analyses on samples from the Currey zone. Metallic screen analyses were conducted on selected samples of the Cleary Hill mine drill samples and indicate a significant nugget effect caused by coarse free visible gold (Freeman and others, 1996). Metallic screen analysis were conducted on high grade samples from the 2002 trenching program at Cleary Hill. This work indicated that standard -150 mesh fire assay results are nearly identical to weighted average metallic screen assay results suggesting nugget effect is not present to any significant degree in this area of the property.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

    There currently are no mineral resources or mineral reserves on the Golden Summit project.

OTHER RELEVANT DATA AND INFORMATION

    The are no other data available to the author that bear directly on the potential of the Golden Summit project.

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INTERPRETATIONS AND CONCLUSIONS

    The Golden Summit project is located in a road accessible mining district with excellent land status and infrastructure. Several historic producing mines are present on the property and extensive surface exploration has been conducted on the property and on adjacent lands since 1992. Drilling conducted prior to 2000 indicated the property had potential for high-grade vein hosted resources such as those intercepted beneath the old underground workings of the Cleary Hill mine. Drilling and trenching completed in 2000, 2002 and 2003 indicates that both high-grade vein mineralization and shear-hosted gold mineralization are present on the property, either of which has potential for future resource development.

RECOMMENDATIONS:

    Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

1.	Airborne Geophysics: Data from coarsely spaced lines completed by DGGS (1995) indicate a strong correlation between known gold-bearing prospects and metamorphic rocks containing variably high magnetic susceptibilities. Better definition of these metamorphic rocks should help guide future drilling of high-grade gold targets. In addition, low-iron, I-type intrusives such as that which host gold mineralization at Fort Knox, Ryan Lode and Dolphin, returned flat or slightly low magnetic responses in the DGGS data and also should be better defined to determine the location and possible extent of intrusive-hosted gold mineralization on the project. The area covering the property is approximately 12 kilometers north-south by 22 kilometers east-west. North - south lines spaced 200 meters apart should be flown over the entire property at a bird altitude of approximately 120 meters above ground. Total coverage is approximately 1,320 line-kilometers and the estimated cost of this program is $40,000.
2.	Ground Geophysics: Resistivity data collected in 2002 proved useful in targeting shear zones and veins where quartz sericite alteration produced resistivity highs. Expansion of the resistivity grid is recommended for the Cleary Hill and Newsboy - Robinson mine areas. The estimated cost of doubling the strike length of the vein swarm in the Cleary Hill mine area and covering approximately one-half the known strike length of the Newsboy vein system is approximately $75,000.
3.	Cleary Hill Core Drilling: Additional diamond drill holes should be drilled along strike to the east from the previously drilled section (Figure 9). This part of the Cleary Hill area has not been drilled previously and is attractive because of high-grade values encountered there in the 2002 program and because of extremely high-grade gold production derived from the Banker's Stope in the old Cleary Hill mine (Freeman and others, 1998). Four vertical each totaling 1,000 feet depth and four north-directed holes angled at -50 degrees and totaling 1,000 feet depth each should be collared on a north-south line approximately 400 feet east of the previously drilled section. All holes should be drilled with HX core with emphasis on recovery in extremely broken shear zones. The estimated cost of this drilling is $600,000.

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4.	Data Compilation: The Golden Summit property contains a number of past producing mines as well as gold prospects where mineralization has been documented. Primary among these prospects are the Hi Yu mine (110,000 ounces of past production), McCarty - American Eagle mine (60,000 ounces of past production) and Newsboy mine (35,000 ounces of past production, Freeman and others, 1996). Exploration success at the Cleary Hill mine area was a direct result of data compilation and conversion to a GIS platform that enabled accurate drill hole placement. Similar data compilation needs to be conducted at the other high grade mines and prospects on the property. The estimated cost of such work is US$25,000.
5.	Newsboy Core Drilling: Following airborne and ground geophysical surveys and GIS data compilation of available information on the Newsboy mine area, angle holes targeted below the 350 foot mine level should be completed. Initial drilling should entail four south-directed holes angled at -50 degrees and totaling 1,000 feet depth each. Holes spacing and collar locations will be determined after GIS compilation and ground resistivity surveys have been completed. All holes should be drilled with HX core with emphasis on recovery in extremely broken shear zones. The estimated cost of this drilling is $300,000.

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REFERENCES CITED

Adams, D.D., 1996, Geologic report on the Golden Summit project, Fairbanks Mining District,

Alaska: Internal Rept., Spectrum Resources Inc., submitted to Intl. Freegold Mineral Development Inc., 47 p.

Beyers, F.M., 1957, Tungsten deposits of the Fairbanks District, Alaska: U.S. Geol. Surv. Bull. 1024-I, p. 179-216.

Burns, L.E., Newberry, R.J., and Solie, D.N., 1991, Quartz normative plutonic rocks of Interior Alaska and their favorability for association with gold: Alaska Division of Geological and Geophysical Surveys, Report of Investigations 91-3, 58 p.

DGGS, 1995, Airborne magnetic survey of the Fairbanks Mining District, Alaska: AK Div. Geol. Geophys. Surv., PDF 95-6 , 2 maps.

Douglas, T. A., 1997, Metamorphic histories of the Chatanika eclogite and Fairbanks Schist within the Yukon Tanana Terrane, Alaska, as revealed by electron microprobe geothermometry and 40AR/39AR single grain dating: unpub. Masters Thesis, Univ. Alaska - Fairbanks.

Flanigan, B., Freeman, C., Newberry, R., McCoy, D., and Hart, C., 2000, Exploration models for mid and Late Cretaceous intrusion-related gold deposits in Alaska and the Yukon Territory, Canada, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium Proceedings, May 15-18, 2000, p. 591-614.

Freeman, C.J., 1991, 1991 Golden Summit Project Final Report - Volume 1: General project summary and exploration summary for the Too Much Gold, Circle Trail, Saddle and Christina Prospects: Geol. Rept. GS91-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development,

164 p.

_____________ , 1992, 1991 Golden Summit Project Final Report - Volume 2: Historical summary of lode mines and prospects in the Golden Summit project area, Alaska: Geol. Rept. GS91-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development, 159 p.

_____________ , 1996a, Summary report for the Dolphin prospect, Tolovana mine property, Fairbanks Mining District, Alaska: Geol. Rept. DL95-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development, 12 p.

_____________ , 1996b, Phase two summary report for the Dolphin prospect, Tolovana mine property, Fairbanks Mining District, Alaska: Geol. Rept. DL96-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development, 15 p.

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_____________ , 2001, Executive summary for the Golden Summit Project, April 2001: Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development.

_____________ , 2003, Executive summary for the Golden Summit Project, August 28, 2003: Avalon Development Corp., internal report GS03-EXE1, submitted to Intl. Freegold Mineral Development, 27 p.

_____________ ; Adams, D.D.; Currey, J.; Ken Wolf, K; Wietchy, D.M.; Angell, W.; Tannenbaum, T.; Olson, I., 1996, 1996 Final Report , Golden Summit Project, Fairbanks Mining District, Alaska: Geol. Rept. GS96-2, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development.

_____________
; Flanigan, B.; Currey, J.; Wolf, K and Wietchy, D., 1998, 1997 and 1998 Final Report, Golden Summit project, Fairbanks Mining District, Alaska: Geol. Rept. GS98-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development.

Galey, J.T.; Duncan, W.; Morrell, R., Szumigala, D. and May, J., 1993, Exploration summary on the Golden Summit project, Fairbanks District, Alaska: Amax Gold Expl., Internal Rept.

Hall, M. H., 1985, Structural Geology of the Fairbanks mining district, Alaska : Univ. of Alaska, Unpub. M.S. Thesis, 68p.

Hart, C.J.R., McCoy, D.T., Smith, M, Roberts, P., Hulstein, R., Bakke, A.A., and Bundtzen, T.K., 2002, Geology, exploration and discovery in the Tintina Gold Province, Alaska and Yukon: Soc. Econ. Geol., Spec. Pub. 9, p. 241-274.

Hollister, V.F., 1991, Origin of placer gold in the Fairbanks, Alaska, area: a newly proposed lode source: Econ. Geol., V.86, p. 402-405.

Kinross Gold, 2003, Corporate News Release, November 5, 2003

LeLacheur, E.A., 1991, Brittle-fault hosted gold mineralization in the Fairbanks District, Alaska: Univ. Alaska, Unpub. M.S. Thesis, 154 p.

McCoy, D.T., Layer, P.W., Newberry, R.J., Bakke, A., Masterman, S., Newberry, R.J., Layer, P., and Goldfarb, R., 1994, Timing and source of lode gold in the Fairbanks mining district, Interior Alaska: U.S. Geological Survey Circular 1107, p. 210.

McCoy, D.T., Newberry, R.J., and Layer, P.W., 1995, Geological, geochemical, and geochronologic evidence for both metamorphic and intrusive metallogenesis in Alaskan gold deposits: Geological Society of America., Abstract with program, v. 27, p. A63.

McCoy, D. T, Newberry, R.J., Layer, P.W., DiMarchi, J.J., Bakke, A., Masterman, J.S. and Minehane, D.L. 1997, Plutonic Related Gold Deposits of Interior Alaska in Goldfarb, R.J., ed. Ore Deposits of Alaska, Economic Geology Monograph, No. 9, Society of Economic Geologists.

AVALON DEVELOPMENT CORPORATION

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Metz, P.A., 1991, Metallogeny of the Fairbanks Mining District, Alaska and adjacent areas: , University of Alaska, Mineral Industry Research Lab, MIRL Rept. 90, 229 p.

Newberry, R.J.; McCoy, D.T.; Brew, D.A., 1995, Plutonic-hosted gold ores in Alaska: Igneous vs. Metamorphic Origins: Resource Geology Special Issue, no.18.

Newberry, R.J.; Bundtzen, T.K.; Combellick, R.A.; Douglas, T., Laird, G.M.; Liss, S.A.; Pinney, D.S., Reifenstuhl, R.R. and Solie, D.S., 1996, Preliminary geologic map of the Fairbanks Mining District, Alaska, AK Div. Geol. Geophys. Surv., PDF 96-16, 2 maps.

Pilkington, D., 1970, Keystone Mines Inc. Exploration Program Summary: Intl. Minerals & Chemicals, Unpub. Report, 61p, 1 plate.

Robinson, 1990, Smith, T.E. and Metz, P.A., 1990, Bedrock Geology of the Fairbanks Mining District: AK Div. Geol. Geophys. Surveys, Prof. Rept. 106, 2 maps.

Weber, F.R., Wheeler, K.L., Rinehart, C.D., Chapman, R.M., and Blodgett, R.B., 1992, Geologic map of the Livengood quadrangle, Alaska: United States Geological Survey Open-File Report 95-562.

Filename: GS04EXE1.DOC

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STATEMENT OF QUALIFICATIONS

     CURTIS J. FREEMAN Avalon Development Corporation

 P.O. Box 80268, Fairbanks, Alaska 99708

Phone 907-457-5159, Fax 907-455-8069, Email Avalon@alaska.net

I, CURTIS J. FREEMAN, Certified Professional Geologist #6901 HEREBY CERTIFY THAT:

I am currently employed as President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.

2. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978). I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

3. I am a member of the American Institute of Professional Geologists, the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada.

4. From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional organization (as defined by NI43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI43-101.

6. I am responsible for preparations of all sections of the report entitled Executive Summary for the Golden Summit Property, Fairbanks Mining District, Alaska, and dated February 10, 2004 (the "Technical Report") relating to the Golden Summit gold property. I have worked on the Golden Summit project since 1991.

7. I had prior involvement with the property that is the subject of the Technical Report as a consultant to Fairbanks Exploration Inc., a private Fairbanks-based firm that controlled the property from 1986 through 1991 and still retains a 7% interest in portions of the property.

8. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.

9. I am not independent of the issuer applying all of the tests in section 1.5 of NI43-101. I own controlling interest in Avalon Development Corporation which owns 71,000 common shares of Freegold Ventures Ltd. (formerly International Freegold Mineral Development Inc.) which were issued to Avalon Development as part of a finder's fee for work conducted

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

by Avalon Development in the Fairbanks Mining District, Alaska. Pending approval by regulatory authorities, Avalon Development is due 25,000 shares of the common stock of Freegold as a finder's fee for bringing Freegold and Quaterra Resources together to form a joint venture on Freegold's Union Bay platinum group metal prospect in southeast Alaska. I own controlling interest in Anglo Alaska Gold Corporation which received 500,000 shares of Freegold common stock for vending the Rob gold property to Freegold. . I own controlling interest in Anglo Alaska Gold Corporation which received 300,000 shares of Freegold common stock for vending the Yeager gold property to Freegold. I own no other interest in any company or entity that owns or controls an interest in the properties which comprise the Golden Summit project.

10. I have read NI43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and the publication by them, including publication of the Technical Report in the public company files on their websites accessible by the public.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net